UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 000-51469

BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

We made an announcement dated July 2, 2026 with The Stock Exchange of Hong Kong Limited relating to the record date of our forthcoming extraordinary general meeting. Details including the date and location of the meeting will be provided in a meeting notice in due course.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement — Record Date for Extraordinary General Meeting of Shareholders

99.2	Press Release — Baidu Announces Record Date for Extraordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU, INC.

By	:	/s/ Haijian He
Name	:	Haijian He
Title	:	Chief Financial Officer

Date: July 2, 2026